Exhibit 99.1

Tritium Announces Record Preliminary Year-To-Date Results and Increases CY2023 Guidance

Financial information presented herein is preliminary and unaudited. Complete financial results for the fiscal year ended June 30, 2023 will be published by the Company on Form 20-F within the standard timeframes prescribed by applicable SEC and exchange rules. Results presented in this year-to-date update through April 30, 2023 are intended to provide information on Tritium’s calendar year-to-date performance following its recently announced financing event on May 5, 2023. The Company undertakes no obligation to update the financial information presented herein in advance of its filing on Form 20-F.

Highlights

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The Company set a new production record, with preliminary results from January 1, 2023 through April 30, 2023 of approximately 3,200 units, nearly achieving the Company’s total production of 3,572 units for calendar year 2022 in the first four months of calendar year 2023.

•	Secured a $40 million capital investment from St Baker and O-Corp, two existing and longstanding Tritium investors, to continue the advancement of the Company’s business plan.

•	Given strong production, revenues, and performance in the calendar year-to-date, the Company is increasing its revenue guidance to a range of $210 million to $225 million.

•	The Company confirms its previously announced expectation to become EBITDA* positive during the first half of calendar year 2024.

BRISBANE, Australia, May 11, 2023 – Tritium DCFC Limited (“Tritium” or the “Company”) (Nasdaq: DCFC), a global leader in direct current (“DC”) fast chargers for electric vehicles (“EVs”), today provided an update on the business.

Preliminary Results – January 1, 2023 - April 30, 2023

•	Achieved record revenue of $57 million between January 1, 2023 and April 30, 2023, a year-over-year growth rate of 237% over the $17 million achieved in the same timeframe the previous year.

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The Company has built an order backlog valued at approximately $153 million at April 30, 2023, driven by continued strong orders in the calendar year-to-date period, compared to $120 million for the same timeframe in the previous year. Strength in the backlog coupled with calendar year-to-date revenues is leading the Company to increase its revenue guidance to a range of $210 million to $225 million.

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Sales orders for the period between January 1, 2023 through April 30, 2023 amounted to $49 million, compared to $64 million for the same timeframe in the previous year. The Company continues to see indications of strong order growth in the balance of the calendar year as customer indications for 2024 deployments translate into purchases.

Capital Investment

The Company secured a $40 million capital investment, comprised of $35 million from Sunset Power Pty Ltd as trustee of the St Baker Family Trust (“St Baker”) and $5 million from O-Corp EV LLC (“O-Corp”). These funds will be used to fund working capital to continue to scale production volumes, further product development, and grow service operations around the world.

“Both the ongoing support from our largest investor and our preliminary results for the period January 1, 2023 through April 30, 2023 demonstrate the continued strong demand for Tritium’s products and services, and successful manufacturing scale-up to meet the demand for fast-charging infrastructure as the world shifts towards electrification,” said Tritium CEO Jane Hunter. “With our rapidly expanding production capacity and strategic customer partnerships, Tritium has maintained a strong market position and we believe the Company is well-positioned to compete for number one in market share.”

Business Update

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Tritium is deploying its new tranche of funding to working capital investments to meet the continued growth in demand across its customer base. Tritium now has inventory assets valued at $144 million, comprised of finished goods, raw material, and work-in-progress, as well as cash and cash equivalents of approximately $50 million, as of May 10, 2023. This compares to total inventory assets valued at $47 million and cash and cash equivalents of $96 million, for the same timeframe in the previous year.

•	Tritium continues to expand its customer footprint, both in scale and geography. The Company previously announced the following new orders in calendar year 2023:

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In January, Tritium secured the largest order in company history with bp. These chargers are planned to be installed for fleets and the general public in the United States, the United Kingdom, Europe, and Australia.

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Also in January, Tritium was named the preferred fast charger provider to evyve, the UK charging network. evyve has ordered 350 Tritium fast chargers to date as part of their plans to install 10,000 EV charging stations by 2030 to become the UK’s largest charger network.

•	In February, Tritium secured a 300 fast charger purchase order by OK a.m.b.a. (“OK”), Denmark’s largest fuel retailer.

Calendar Year 2023 – Guidance

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The Company previously announced revenue guidance in excess of $200 million, with approximately 35% forecasted for the first half of calendar year 2023 and the balance in the second half of calendar year 2023. In light of calendar year-to-date results revenue and backlog, the Company is increasing revenue guidance to a range of $210 million to $225 million.

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Confirms previously announced gross margin guidance of 10% to 12% for calendar year 2023. Investors should note that Tritium reports gross margin in accordance with U.S. GAAP. However, certain other publicly traded electric vehicle charging manufacturers report gross margin as revenue less only materials cost of goods sold, excluding costs associated with labor and/or other variable expenses. We believe utilizing such calculations would result in a significantly higher gross margin for Tritium.

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Confirms previously announced global unit production guidance of 11,000 units for calendar year 2023 and 16,000 global annualized unit production guidance based on projected production by December 2023.

•	Confirms previously announced expectation to become EBITDA* positive during the first half of the calendar year 2024.

Tennessee Factory and Production Update

The Company’s Tennessee facility is rapidly scaling to meet demand across all the Company’s customer channels, as evidenced by the Company’s aggregate production of approximately 3,200 units from January 1, 2023 through April 30, 2023, nearly achieving the total production of 3,572 units for the calendar year 2022.

Tritium now has the largest published global production plans for DC fast chargers outside China and the largest published planned production capacity onshore in America. This production capacity places the Company in a strong position to capitalize on the anticipated surge in demand for Buy America-compliant EV fast chargers over the next five years, as a result of funding from the National Electric Vehicle Infrastructure (“NEVI”) Formula Program, Charging and Fueling Infrastructure (“CFI”) Discretionary Grant Program, and the Inflation Reduction Act.

In March 2023, Tritium began accepting orders for the Company’s first product offering for the NEVI program. Tritium’s NEVI system is expected to achieve the Build America, Buy America Act waiver milestones set by the Federal Highway Administration.

About Tritium

Founded in 2001, Tritium (NASDAQ: DCFC) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com.

Forward Looking Statements

This press release includes “forward-looking statements.” The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including, but not limited to: our history of losses; the ability to successfully manage our growth; the adoption and demand for electronic vehicles including the success of alternative fuels, changes to rebates, tax credits, and the impact of government incentives; the accuracy of our forecasts and projections including those regarding our market opportunity; competition; our ability to secure financing; delays in our manufacturing plans; losses or disruptions in supply or manufacturing partners; risks related to our technology, intellectual property and infrastructure; exemptions to certain U.S. securities laws as a result of our status as a foreign private issuer; and other important risks and uncertainties described in the documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

*Non-GAAP Measures

Tritium prepares audited financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). Tritium also discloses certain non-GAAP measures such as EBITDA as we believe that such non-GAAP measures are useful to investors in evaluating our performance by providing an additional tool for investors to use in comparing our financial performance over multiple periods. Additionally, these figures provide an understanding and evaluation of our trends when comparing our operating results against those of our competitors and over time by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for an analysis of our results as reported under GAAP.

We calculate forward-looking EBITDA based on internal forecasts that omit certain amounts that would be included in forward-looking GAAP net income (loss). We do not attempt to provide a reconciliation of forward-looking EBITDA guidance and targets to forward looking GAAP net income (loss) because forecasting the timing or amount of items that have not yet occurred and are out of our control is inherently uncertain and unavailable without unreasonable efforts. Further, we believe that such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a substantial impact on GAAP measures of financial performance.

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Media Contact

Jack Ulrich

media@tritiumcharging.com

Investor Contact

Cary Segall

ir@tritiumcharging.com